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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

FRESH BRANDS, INC.
(Name of Issuer)
Common Stock, $.05 par value
(Title of Class of Securities)
35803U 10 8
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 3 Pages

CUSIP No. 35803U 10 8

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fresh Brands Distributing, Inc. Retirement Savings Plan (f/k/a Schultz Sav-O Stores Retirement Savings Plan)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) N/A	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED	6	SHARED VOTING POWER 256,981
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH:	8	SHARED DISPOSITIVE POWER 256,981

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 256,981
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

Page 2 of 3 Pages

CUSIP No. 35803U 10 8

        This Amendment No. 4 to Schedule 13G with regard to Fresh Brands, Inc. is being filed on behalf of the undersigned to amend Item 4 of the original Schedule 13G filed February 14, 2002. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13G.

Item 4.	Ownership

(a)	Amount Beneficially Owned: 256,981

(b)	Percent of Class: 5.1%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 256,981

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 256,981

The Fresh Brands Distributing, Inc. Retirement Savings Plan has the right to receive dividends and proceeds from the sale of securities listed above.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 8, 2006

FRESH BRANDS DISTRIBUTING, INC.
RETIREMENT SAVINGS PLAN
f/k/a Schultz Sav-O Stores Retirement Savings Plan

By:	/s/ Michael G. Isken Michael G. Isken Co-Administrator

Page 3 of 3 Pages